The following table illustrates our unaudited pro forma cash available for distribution for the year ended December 31, 2013. The footnotes to the table below provide additional information about the pro forma adjustments and should be read along with the table.

Spark Energy, Inc.
Unaudited Pro Forma Cash Available for Distribution

	Year Ended December 31, 2013
	(in thousands except per share data)
Revenues	
Retail electricity revenues	$191,872
Retail natural gas revenues	124,904
Net asset optimization revenues (including asset optimization revenues-affiliates of $14,940 and asset optimization revenues-affiliate cost of revenues of $15,928)	314
Total revenues	317,090
Operating Expenses	
Retail cost of electricity revenues	149,885
Retail cost of natural gas revenues	83,141
Total retail cost of revenues	233,026
Depreciation and amortization	16,215
General and administrative[1]	37,359
Total operating costs and expenses	286,600
Operating income	30,490
Interest expense[2]	1,183
Interest and other income	353
Income tax expense	56
Net Income of Spark HoldCo, LLC	29,604

	Year Ended December 31, 2013
	(in thousands except per share data)
Add:	
Depreciation and amortization	$16,215
Interest expense[2]	1,183
Income tax expense	56
EBITDA of Spark HoldCo, LLC	47,058
Less:	
Net gains (losses) on derivative instruments	6,567
Net cash settlements on derivative instruments	1,040
Customer acquisition costs paid in the period	8,257
Plus:	
Non-cash compensation expense[3]	2,339
Adjusted EBITDA of Spark HoldCo, LLC	33,533
Less:	
Cash interest paid[4]	933
Capital expenditures	1,481
Income taxes paid	56
Incremental general and administrative expense[5]	3,000
Pro forma Cash Available for Distribution to Spark HoldCo, LLC Unitholders	28,063
Less:	
Distributions to NuDevco Retail Holdings, LLC	22,364
Distributions to NuDevco Retail, LLC	226
Pro Forma Cash Available for Distribution to Spark Energy, Inc.	5,473
Less:	
Tax receivable agreement payment	0
Income tax payable by Spark Energy, Inc.	1,954
Pro Forma Cash Available for Distribution to Holders of Class A Common Stock	$ 3,519
Aggregate annual dividends to holders of our Class A common stock (based on targeted quarterly dividend rate of $0.3625 per share of our Class A common stock)	$ 4,350
Excess (Shortfall)	(831)

---

(1) General and administrative expense includes approximately $2.3 million in non-cash compensation expense pursuant to issuances of equity awards under our long-term incentive plan.

(2) Our interest expense is based on the following assumptions: (i) average borrowings under our new working capital facility of $10 million with an interest rate of approximately 4.1%; (ii) average issued letters of credit of $15 million at a rate of approximately 2.0%; (iii) commitment fees payable to the lenders under our new credit facility of approximately 0.5% on $45 million and (iv) two-year amortization of debt issuance costs of $500,000. Our estimates of the interest rates used in these assumptions are based upon the term sheet for our new credit facility.

(3) Although we have not historically incurred non-cash compensation expense, we expect that we will incur non-cash compensation expense following the completion of this offering as a result of equity awards that may be issued under our long-term incentive plan. Therefore, we have included the non-cash compensation expense we expect to incur as a result of equity awards we anticipate issuing in connection with this offering as an addition in our calculation of Adjusted EBITDA.

(4) Cash interest paid equals interest expense as noted in note (2) less non cash amortization of debt issuance costs of $250,000.

The following table illustrates our estimated cash available for distribution for the twelve months ending June 30, 2015.

Spark Energy, Inc.

Estimated Cash Available for Distribution

(in thousands except per share data)	Quarter Ending				Twelve Months Ending June 30, 2015
	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015	
Revenues					
Retail electricity revenues	$ 49,983	$ 39,651	$ 43,665	$ 41,592	$174,891
Retail natural gas revenues	13,294	48,067	67,126	23,001	151,488
Net asset optimization revenues	—	—	—	—	—
Total revenues	63,277	87,718	110,791	64,593	326,379
Operating Expenses					
Retail cost of electricity revenues	38,982	30,924	34,054	32,437	136,397
Retail cost of natural gas revenues	8,774	31,724	44,303	15,181	99,982
Total retail cost of revenues	47,756	62,648	78,357	47,618	236,379
Depreciation and amortization	3,175	3,751	4,321	4,675	15,922
General and administrative[1]	9,585	9,585	9,585	9,584	38,339
Total operating costs and expenses	60,516	75,984	92,263	61,877	290,640
Operating income	2,761	11,734	18,528	2,716	35,739
Interest expense[2]	296	296	296	295	1,183
Interest and other income	—	—	—	—	—
Income tax expense	26	43	55	29	153
Net Income of Spark HoldCo, LLC	**2,439**	**11,395**	**18,177**	**2,392**	**34,403**
Add:					
Depreciation and amortization	3,175	3,751	4,321	4,675	15,922
Interest expense[2]	296	296	296	295	1,183
Income tax expense	26	43	55	29	153
EBITDA of Spark HoldCo, LLC	**5,936**	**15,485**	**22,849**	**7,391**	**51,661**
Less:					
Net gains (losses) on derivative instruments	—	—	—	—	—
Net cash settlements on derivative instruments	—	—	—	—	—
Customer acquisition costs paid in the period	4,836	4,836	3,255	3,255	16,182
Plus:					
Non-cash compensation expense[3]	585	585	585	584	2,339
ADJUSTED EBITDA of Spark HoldCo, LLC	**1,685**	**11,234**	**20,179**	**4,720**	**37,818**
Less:					
Cash interest paid[4]	233	233	233	234	933
Non-customer acquisition capital expenditures	125	125	125	125	500
Income taxes paid	$ 26	$ 43	$ 55	$ 29	$ 153
Estimated Cash Available for Distribution to Spark HoldCo, LLC Unitholders	**$ 1,301**	**$ 10,833**	**$ 19,766**	**$ 4,332**	**$ 36,232**
Less:					
Distributions to NuDevco Retail Holdings, LLC	3,081	5,848	8,442	3,965	21,336
Distributions to NuDevco Retail, LLC	31	59	85	40	215
Estimated Cash Available for Distribution to Spark Energy, Inc.	(1,811)	4,926	11,239	327	14,681
Less:					
Tax receivable agreement payment	—	—	—	—	—
Income tax payable by Spark Energy, Inc.	(219)	561	1,292	30	1,664
Estimated Cash Available for Distribution to Holders of Class A Common Stock[5]	**$ (1,592)**	**$ 4,365**	**$ 9,947**	**$ 297**	**$ 13,017**
Aggregate annual dividends to holders of our Class A common stock (based on targeted quarterly dividend rate of $0.3625 per share of our Class A common stock)	$ 1,088	$ 1,088	$ 1,088	$ 1,088	$ 4,352
Excess (Shortfall)	(2,680)	3,277	8,859	(791)	8,665

(1)   Includes the incurrence of estimated incremental cash expenses associated with being a publicly traded company of approximately $3.0 million, including costs associated with SEC reporting requirements, tax return preparation, independent auditor fees, investor relations activities, Sarbanes-Oxley compliance, registrar and transfer agent fees, director and officer liability insurance expense and additional director compensation. These costs will be allocated to Spark HoldCo pursuant to the Spark HoldCo LLC Agreement. General and administrative expense also includes approximately $2.3 million in non-cash compensation expense pursuant to issuances of equity awards under our long-term incentive plan.

(2)   Our forecasted interest expense is based on the following assumptions: (i) anticipated average borrowings under our new working capital facility of $10 million with an interest rate of approximately 4.1%; (ii) anticipated average issued letters of credit of $15 million at a rate of approximately 2.0%; (iii) commitment fees payable to the lenders under our new credit facility of approximately 0.5% on $45 million and (iv) two-year amortization of debt issuance costs of $500,000. Our estimates of the interest rates used in these assumptions are based upon the term sheet for our new credit facility.

(3)   Although we have not historically incurred non-cash compensation expense, we expect that we will incur non-cash compensation expense following the completion of this offering as a result of equity awards that may be issued under our long-term incentive plan. Therefore, we have included the non-cash compensation expense we expect to incur as a result of equity awards we anticipate issuing in connection with this offering as an addition in our calculation of Adjusted EBITDA.

(4)   Cash interest paid equals interest expense as noted in note (2) less non cash amortization of debt issuance costs of $250,000.

(5)   Excludes any payments with respect to restricted stock units and related dividend equivalents that we plan to issue in connection with the offering pursuant to our long-term incentive plan, both of which are expected to be settled in shares of our common stock rather than cash.

Significant Forecast Assumptions

In this section, we present in detail the basis for our belief that we will be able to fully fund our targeted quarterly dividend of $0.3625 per share ($1.45 on an annualized basis) on all of our Class A common stock for the forecast period with the significant assumptions upon which this forecast is based.

The forecast has been prepared by and is the responsibility of our management. Our forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the forecast period. While the assumptions disclosed in this prospectus are not all-inclusive, the assumptions listed below are those that we believe are material to our forecasted results of operations and any assumptions not discussed below were deemed to not be material. We believe we have a reasonably objective basis for these assumptions. We believe our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. There likely will be differences between our forecast and actual results, and those differences could be material. If our forecast is not achieved, we may not be able to pay our regular targeted quarterly dividend of $0.3625 per share of Class A common stock or any other amount.

General Considerations and Risks

Customer Growth

We have estimated that we will increase our customer count on a gross basis by an average of 15,500 customers per month during the forecast period. This rate is based upon historic customer growth rates during periods of increased customer acquisition spending. For example, through the first five months of 2014, we have added basis. Our forecast is based on historical costs and operating expenses per MMBtu delivered and our estimated delivery of approximately 20,198,300 MMBtu during the forecast period. The increase in the retail cost of natural gas revenues is expected to result from higher volumes of MMBtu delivered during the forecast period as compared to the year ended December 31, 2013.

General and Administrative

We estimate that our general and administrative expenses will be approximately $38.3 million for the forecast period, as compared to $37.4 million for the year ended December 31, 2013 on a pro forma combined basis. Our forecast reflects approximately $3.0 million of incremental general and administrative expenses that we expect to incur as a result of being a publicly traded company, including costs associated with SEC reporting requirements, tax return preparation, independent auditor fees, investor relations activities, Sarbanes-Oxley compliance, registrar and transfer agent fees, director and officer liability insurance expense and additional director compensation. Our forecast also reflects approximately $2.3 million in share-based compensation expense related to restricted stock units that we expect to issue in connection with the offering. These costs will be allocated to Spark HoldCo pursuant to the Spark HoldCo LLC Agreement. These increased expenses are offset by reduced fees paid to brokers on commercial accounts, which we expect to decrease during the forecast period, and reduced fees to IT contractors due to the completion of the implementation of an outsourced, hosted billing and transactions platform.

Depreciation and Amortization

We estimate that our depreciation and amortization expense will be approximately $15.9 million for the forecast period, as compared to $16.2 million for the year ended December 31, 2013 on a pro forma combined basis. Forecasted depreciation and amortization expense reflects management's estimates, which are based on consistent average depreciable asset lives and depreciation methodologies. Additionally, our forecasted depreciation and amortization expense includes the amortization of our forecasted customer acquisition costs described below. We amortize our customer acquisition costs over two years.

Customer Acquisition Costs

We estimate that customer acquisition costs paid will be approximately $16.2 million for the forecast period as compared to $8.3 million for the year ended December 31, 2013 on a pro forma combined basis. The increase in customer acquisition costs is expected to result from our increased focus on adding residential customers during the forecast period. A portion of these costs will be incurred in order to offset our customer attrition for the forecast period. We have assumed average customer attrition for the twelve months ended June 30, 2015 of 3.9% per month, which is consistent with the average customer attrition for the year ended December 31, 2013 and historical norms. We have assumed an acquisition cost per customer that is consistent with our costs to acquire customers in 2013.

Interest Expense

We estimate that interest expense will be approximately $1.2 million for the forecast period as compared to $1.2 million for the year ended December 31, 2013 on a pro forma combined basis. Our interest expense is based on the following assumptions: (i) anticipated average borrowings under our new working capital facility of $10 million with an interest rate of approximately 4.1%; (ii) anticipated average issued letters of credit of $15 million at a rate of approximately 2.0%; (iii) commitment fees payable to the lender under our new credit facility of approximately 0.5% on $45 million and (iv) two-year amortization of debt issuance costs of $500,000.

Income Tax Expense Payable by Spark Energy, Inc. and Tax Receivable Agreement Payment

We estimate that income tax expense will be approximately $3.0 million for the forecast period as compared to $2.6 million for the year ended December 31, 2013 on a pro forma basis. Our income tax expense is based on a

DILUTION

Purchasers of the Class A common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the Class A common stock for accounting purposes. Dilution is the amount by which the offering price paid by the purchasers of Class A common stock sold in this offering will exceed the net tangible book value per share of Class A common stock, after giving pro forma effect to the transactions described under "Corporate Reorganization." Because our existing owners do not own any Class A common stock or other economic interest in us, we have presented dilution in pro forma net tangible book value per share of Class A common stock to investors in this offering assuming that our existing investors exchanged their Spark Holdco Units for newly-issued shares of Class A common stock on a one-for-one basis in order to more meaningfully present the dilutive impact on the investors in this offering.

On a pro forma basis as of March 31, 2014, our net tangible book value would have been approximately $44.5 million, or $3.24 per share of Class A common stock. Because we will not retain any of the net proceeds from this offering, our pro forma net tangible book value will remain unchanged when adjusted for the sale by us of Class A common stock in this offering at an assumed initial public offering price of $20.00 per share of Class A common stock (the mid-point of the price range set forth on the cover of this prospectus). The following table illustrates the per share dilution to new investors purchasing shares in this offering (assuming that 100% of the Spark HoldCo units held by NuDevco have been exchanged for shares of Class A common stock):

Assumed initial public offering price per share[1]	$20.00
Pro forma net tangible book value per share of Class A common stock before and after the offering	3.24
Dilution in pro forma net tangible book value per share to new investors in this offering[2]	$16.76

(1)   The mid-point of the price range set forth on the cover of this prospectus.

(2)   Because the net proceeds received by us pursuant to any exercise by the underwriters of their option to purchase additional shares of Class A common stock will be used to purchase Spark HoldCo Units from NuDevco Retail Holdings, there will be no change to the dilution in net tangible book value per share of Class A common stock to purchasers in the offering due to any such exercise of the option.

The following table summarizes, on an adjusted, pro forma basis as of March 31, 2014, the total number of shares of Class A common stock owned by existing shareholders (assuming that 100% of our Class B common stock has been exchanged for Class A common stock on a one-for-one basis) and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing shareholders and to be paid by new investors in this offering at $20.00, the midpoint of the range of the initial public offering prices set forth on the cover page of this prospectus, calculated before deduction of estimated underwriting discounts and commissions.

	Shares of Class A Common Stock		Total Consideration		Average Price Per Share
	Number	Percent	Amount (in thousands)	Percent	
Existing shareholders[1]	10,750,000	78.18%	$34,794.8	36.7%	$ 3.24
New investors in this offering	3,000,000	21.82	60,000	63.3	$20.00
Total	13,750,000	100%	$94,794.8	100%	$ 6.89

(1)   The net assets contributed by NuDevco will be recorded at historical cost. The book net value of the consideration to be provided by NuDevco as of March 31, 2014 was approximately $34.8 million. Excludes 386,150 restricted stock units to be issued in connection with the closing of this offering under our long-term incentive plan.

- the adjustments associated with the change in tax status to a corporation;
- the issuance of 3,000,000 shares of the Company's Class A common stock to the public in connection with the Offering;
- the purchase by the Company of 2,997,500 Spark HoldCo Units from NuDevco Retail Holdings using the net proceeds raised in connection with the Offering, and the repayment by the Company of the NuDevco Note;
- an estimate of the liability associated with the Tax Receivable Agreement (see "Certain Relationships and Related Party Transactions—Tax Receivable Agreement") the Company will enter into as part of the reorganization (see "Prospectus Summary—Corporate Reorganization") and the corresponding deferred tax asset (assuming the underwriters do not exercise the option to purchase additional shares of Class A common stock from the Company and there are no future exchanges);
- Spark HoldCo's entry into a new $70 million revolving credit facility, borrowing of $10 million and entry into $15 million in letters of credit under the new revolving credit facility, and the amortization of deferred financing costs and unused commitment fee associated with the revolving credit facility;
- the repayment by the Company of the $10 million of debt outstanding under the existing credit facility with the proceeds of the Company's new credit facility borrowings and the assumption pursuant to an interborrower agreement by one of the Company's affiliates, who is also a co-borrower under the agreement, of the remaining $24 million of debt outstanding under the existing credit facility; and
- the recognition of non-controlling interests in Spark HoldCo held by NuDevco Retail Holdings and NuDevco Retail.

The unaudited pro forma combined financial information presented assumes the underwriters do not exercise the option to purchase 450,000 shares of Class A common stock from NuDevco.

The pro forma financial statements do not give effect to an estimated $3.0 million in incremental general and administrative expenses that the Company expects to incur annually as a result of being a separate publicly-traded company and do not give effect to share-based compensation expense related to restricted stock units that we expect to issue in connection with the offering. The pro forma financial statements are presented for illustrative purposes only and do not purport to indicate the financial condition or results of operations that actually would have been realized had the Offering, and the related transactions, been consummated on the dates or for the periods presented.

The pro forma combined financial statements constitute forward-looking information and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements."